          OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  3 )*

SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86880T 10 0
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 86880T 10 0	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frederick C. Berndt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,878,250
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,878,250
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,878,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14	TYPE OF REPORTING PERSON* IN

 (1) Based upon 32,637,387 outstanding shares as of April 12, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 86880T 10 0	Page 3 of 4 Pages

Item 1.       Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

Item 2.       Identity and Background

(a)     Frederick C. Berndt

(b)     4450 Belden Village Street N.W., Suite 800, Canton, OH 44718.

(c)     Chief Executive Officer of 11 Good Energy, Inc.

(d)     Not applicable.

(e)     Not applicable.

(f)      USA

Item 3.      Source and Amount of Funds or Other Consideration

   Personal Funds.

Item 4.      Purpose of Transactions

(a) - (j) Not applicable.

Item 5.      Interest in Securities of the Issuer

(a) - (b)   As of May 5, 2010, the Issuer is believed to have outstanding 32,637,387 shares of Common Stock, based upon its last filed Form 10-K for its fiscal year ended December 31, 2009. Of the foregoing shares of Common Stock, Mr. Berndt beneficially owns and has the right to vote and to dispose of 2,128,250 shares of Common Stock and Warrants to purchase 750,000 shares, for a total of 2,878,250 shares, representing 8.6% of the outstanding Common Stock. Mr. Berndt has the sole power to dispose and vote of all shares of Common Stock and Warrants owned by him.

(c)   Below is a summary of Mr. Berndt's purchases and sales of the Issuer's Common Stock since December 22, 2009.

Date	# of Shares		# of Warrants	Price
12/22/09	(b)	40,000		$ .0688
02/03/10	(b)	500,000	500,000.11
02/11/10 - 02/26/10	(b)	263,605		.07 - .125
03/10/10 - 03/11/10	(b)	26,395		.1476 - .16
03/29/10	(s)	38,000		.1 - .135
04/28/10 - 04/29/10	(b)	100,000		.0923 - .1086
05/03/10	(b)	250,000	250,000.11
05/05/10	(b)	11,000.10
 ________
(b)  buy
(s)   sale

SCHEDULE 13D
CUSIP No. 86880T 10 0	Page 4 of 4 Pages

(d - (e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.       Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2010

Signature By: /s/ Frederick C. Berndt
                        Frederick C. Berndt